

May 9, 2014

Stephen Rimes
Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 1000
Houston, TX 77046-1173

      Re:  Invesco Management Trust ("Invesco")
          File Nos. 333-195218, 811-22957

Dear Mr. Rimes:

On April 11, 2014, Invesco filed a registration statement on Form N-1A under the Securities Act of 1933 (the "Securities Act") for the registration of shares of beneficial interest of Invesco.  Based on our review of the filing, we have the following comments.  Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.  The captions we use below correspond to the captions the Fund uses in the registration statement.  All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

## GENERAL

1. The Fund is named the Invesco Conservative Income Fund.  The prospectus states that principal investment strategies include, among other investments, illiquid or thinly traded securities and derivatives.  The principal risks discussion states that the Fund's use of derivatives will be "significant" and references investment in mortgage-backed securities that include subprime mortgages in the mortgage pool and investment in junk bonds.  Explain supplementally to the staff how the use of these investment techniques is consistent with the use of the term "conservative" in the Fund's name.

## SUMMARY PROSPECTUS

**Annual Fund Operating Expenses (p. 1)**

2. The prospectus states that the Fund may invest in money market funds and indicates that it may also invest in other open-end funds.  Confirm that the Fund will include an Acquired Fund Fees and Expenses line in the fee table if the Fund invests in other investment companies and such fees exceed one basis point of the Fund's net assets.  See Item 3, Instruction 3(f).  Please note the requirement that a new fund should base

Acquired Fund Fees and Expenses on assumptions as to the specific Acquired Funds in which the New Fund expects to invest.  See Item 3, Instruction 3(f)(vi).

**Principal Risks of Investing in the Fund (p. 2)**

3.   If the Fund expects its portfolio turnover to exceed 100%, include as a risk factor the effects of high portfolio turnover on the Fund.  See Item 9(b)(1), Instruction 7.

4.   Consider including risk factors which correspond to the following principal investment strategies: commercial paper, municipal securities, obligations of supranational entities, Yankee and Euro-dollar deposits, money market funds, and other money market instruments.

## STATUTORY PROSPECTUS

**Objective(s) and Strategies (p. 4)**

5.   The third paragraph refers to investments in Yankee and Euro-dollar deposits.  Include a brief explanation describing these instruments.   The third paragraph also refers to investments in "*other money market instruments*."  Provide additional explanation as to what instruments might be included in this term and consider providing examples.

6.   The fourth paragraph states "*[t]he Fund may also invest in securities not considered foreign securities that carry foreign credit exposure*."  Provide a brief description of these types of securities and consider providing examples.

7.   The fifth paragraph states "*[t]he Fund may engage in repurchase agreement transactions*." Include a brief description of repurchase agreements.

8.   The seventh paragraph states "*[t]he Fund may also invest in new debt offerings and securities that are subject to resale restriction such as those contained in Rule 144A...*" Provide a brief description of the resale restrictions contained in rule 144A.

**Risks (p. 6)**

9.   The last risk factor describes risks relating to zero coupon or pay-in-kind securities. The following risks relating to pay-in-kind securities should also be included.

   a.   The higher yields and interest rates on pay-in-kind securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.

    b.  Pay-in-kind securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

10.  The second to last sentence of the description of risks relating to zero coupon or pay-in kind securities states, "*On the other hand, because there are no periodic interest payments to be reinvested prior to maturity, zero coupon securities eliminate the reinvestment risk and may lock in a favorable rate of return to maturity if interest rates drop*." Delete this sentence as it does not describe a risk.

## STATEMENT OF ADDITIONAL INFORMATION

### Management Information (p. 50)

11.  The last sentence under the subheading "*Committee Structure*" states that "*[d]uring the fiscal year ended August 31, 2013, the Valuation, Distribution and Proxy Oversight Committee held six meetings.*" For each of the other committees, similarly disclose the number of times the committee met during the last fiscal year. See Item 17(b)(2)(iii).

## Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility  for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui